Amended and restated term sheet†
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 27-I dated August 1, 2012 and
underlying supplement no. 1-I dated November 14, 2011

Amended and restated term sheet to
Product Supplement No. 27-I
Registration Statement No. 333-177923
Dated August 3, 2012; Rule 433

JPMORGAN CHASE & CO.

Structured Investments

$
Notes Linked to a Weighted Basket of Three Buffered Return Enhanced Components, Consisting of the Russell 3000® Index, the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund due September 9, 2013

General

- The notes are designed for investors who seek a return at maturity of 1.5 times the appreciation of each underlying in an unequally weighted basket of three buffered return enhanced components, consisting of the Russell 3000® Index, the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund, each of which is subject to a different maximum return as described below. Investors should be willing to forgo interest and dividend payments and, if the Ending Underlying Level of any Component Underlying is less than the Starting Underlying Level of such Component Underlying by more than 10%, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing September 9, 2013**
- Minimum denominations of $1,000 and integral multiples thereof
- The notes are expected to price on or about August 6, 2012 and are expected to settle on or about August 9, 2012.

Key Terms

Basket/Basket Components: The notes are linked to an unequally weighted basket consisting of three buffered return enhanced components (each a "Basket Component," and together, the "Basket Components"): Russell 3000® Index (the "Component Index"), the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund (each of the latter two, a "Component Fund" and collectively, the "Component Funds"). We refer to each Component Index and Component Fund as a "Component Underlying" and collectively, as the "Component Underlyings."

Component Underlying	Component Weighting	Buffer Amount	Upside Leverage Factor	Maximum Return*	Downside Leverage Factor
Russell 3000® Index	80%	10%	1.5	14.75%	1.1111
iShares® MSCI EAFE Index Fund	15%	10%	1.5	22.10%	1.1111
iShares® MSCI Emerging Markets Index Fund	5%	10%	1.5	20.35%	1.1111

* The actual Maximum Return for each Basket Component will be set on the pricing date and will not be less than the applicable percentage set forth in the table above. The maximum payment at maturity, based on the percentages set forth above, is $1,161.33 per $1,000 principal amount note.

Payment at Maturity: The amount you will receive at maturity is based on the Basket Return, which in turn is based on the performance of the Basket Components. At maturity, your payment per $1,000 principal amount note will be calculated as follows:

$$\$1{,}000 + (\$1{,}000 \times \text{Basket Return})$$

Basket Return: The sum of the products of (a) the Component Return of each Basket Component and (b) the Component Weighting of such Basket Component.

Component Return: With respect to each Basket Component, the Component Return will be calculated as follows:

Ending Underlying Level	Component Return
is greater than the Starting Underlying Level	Underlying Return × Upside Leverage Factor, subject to the Maximum Return
is equal to the Starting Underlying Level or *less than* the Starting Underlying Level by not more than the buffer amount	0
is less than the Starting Underlying Level by more than the buffer amount	(Underlying Return + buffer amount) × downside leverage factor

For each Basket Component, if the Ending Underlying Level for the applicable Component Underlying is less than the Starting Underlying Level for such Component Underlying by more than 10%, your return on the notes at maturity may be adversely affected and you may lose some or all of your investment at maturity.

Maximum Return: With respect to a Basket Component, a percentage that we will determine on the pricing date and that will not be less than the respective perecentage as set forth above under "Basket/Basket Components." For example, if the Underlying Return for the Russell 3000® Index is more than 9.8333%, the applicable Component Return will be equal to the applicable Maximum Return for the Russell 3000® Index of 14.75%*.

Underlying Return: With respect to each Component Underlying, the performance of the Component Underlying from the Starting Underlying Level to the Ending Underlying Level, calculated as follows:

$$\frac{\text{Ending Underlying Level} - \text{Starting Underlying Level}}{\text{Starting Underlying Level}}$$

Starting Underlying Level: With respect to each Component Underlying, the Index closing level or closing price of such Component Underlying on the pricing date.

Ending Underlying Level: With respect to each Component Underlying, the Index closing levels or closing prices of such Component Underlying on the Observation Date (multiplied, in the case of the Component Funds, by the applicable Share Adjustment Factor on such date)

Share Adjustment Factor: 1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 27-I for further information about these adjustments.

Observation Date:** September 4, 2013

Maturity Date:** September 9, 2013

CUSIP: 48125VW97

† This amended and restated term sheet amends and restates and supersedes the term sheet related hereto dated May 14, 2012 to product supplement no. 1-I in its entirety (the term sheet dated August 1, 2012 is available on the SEC website at: (http://www.sec.gov/Archives/edgar/data/19617/000089109212004383/e49411fwp.htm)

** Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 27-I.

Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page PS-9 of the accompanying product supplement no. 27-I, "Risk Factors" beginning on page US-1 of the accompanying underlying supplement no. 1-I and "Selected Risk Considerations" beginning on page TS-2 of this amended and restated term sheet.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this amended and restated term sheet, the accompanying product supplement no. 27-I, underlying supplement no. 1-I, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $5.50 per $1,000 principal amount note and may use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $2.00 per $1,000 principal amount note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $5.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS exceed $9.50 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-37 of the accompanying product supplement no. 27-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

August 3, 2012

Recent Developments

On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon. The restatement will have the effect of reducing our reported net income for the 2012 first quarter by $459 million. The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office. Our principal transactions revenue, total net revenue and net income for the first six months of 2012, and the principal transactions revenue, total net revenue and net income of our Chief Investment Office for the first six months of 2012, will remain unchanged as a result of the restatement.

We also reported, on July 13, 2012, management's determination that a material weakness existed in our internal control over financial reporting at March 31, 2012. During the first quarter of 2012, the size and characteristics of the synthetic credit portfolio changed significantly. These changes had a negative impact on the effectiveness of our Chief Investment Office's internal controls over valuation of the synthetic credit portfolio. Management has taken steps to remediate the internal control deficiencies, including enhancing management oversight over valuation matters. The control deficiencies were substantially remediated by June 30, 2012. For further discussion, please see Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.

The reported trading losses have led to heightened regulatory scrutiny and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us, and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 and "Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co." in this amended and restated term sheet for further discussion.

On July 13, 2012, we also announced earnings for the second quarter of 2012. See our Current Report on Form 8-K dated July 13, 2012 (related solely to Item 2.02 and related exhibits under Item 9.01) for more information about our 2012 second quarter results.

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this amended and restated term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 27-I, underlying supplement no. 1-I and this amended and restated term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this amended and restated term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 27-I dated August 1, 2012 and underlying supplement no. 1-I dated November 14, 2011. **This amended and restated term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This amended and restated term sheet amends and restates and supersedes the term sheet related hereto dated August 1, 2012 to product supplement no. 27-I I in its entirety. You should rely only on the information contained in this amended and restated term sheet and in the documents listed below in connection with your investment in the notes.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 27-I and the underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC's website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 27-I dated August 1, 2012:
  http://www.sec.gov/Archives/edgar/data/19617/000089109212004385/e49415_424b2.htm
- Underlying supplement no. 1-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC's website is 19617. As used in this amended and restated term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Underlying Return for each Component Underlying by 1.5, up to the Maximum Return of at least 14.75% for the Russell 3000® Index, at least 22.10% for the iShares® MSCI EAFE Index Fund and at least 20.35% for the iShares® MSCI Emerging Markets Index Fund. The actual Maximum Returns will be set on the pricing date and will not be less than 14.75%, 22.10% and 20.35%, respectively, and, accordingly, the actual maximum payment at maturity will not be less than $1,161.33 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — We will pay you your principal back at maturity if the Ending Underlying Level of each Component Underlying is less than the applicable Starting Underlying Level by up to 10%. If the Ending Underlying Level of a Component Underlying is less than the Starting Underlying Level by more than 10%, for every 1% decline of the Component Underlying beyond 10%, the Component Return for the Basket Component linked to such Component Underlying will be reduced by 1.1111%.

  DIVERSIFICATION AMONG THE COMPONENT UNDERLYINGS — Because the Basket Component linked to the Russell 3000® Index makes up 80% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the Russell 3000® Index.

  The return on the notes is linked to an unequally weighted basket consisting of three buffered return enhanced components, the Russell 3000® Index, the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund, respectively. The Russell 3000® Index is designed to represent the broad U.S. equity market.

The Russell 3000® Index consists of the 3,000 stocks included in the Russell 1000® Index and the Russell 2000® Index, which are subsets of the Russell 3000E™ Index, and represents approximately 98% of the U.S. equity market. The iShares® MSCI EAFE Index Fund is an exchange-traded fund of iShares® Trust, which is a registered investment company that consists of numerous separate investment portfolios.

The iShares® MSCI EAFE Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian (Australian and Asian), and Far Eastern markets, as measured by the MSCI EAFE® Index. The MSCI EAFE® Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected countries in Europe, Australasia and the Far East.

 The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. We refer to each of the MSCI EAFE Index and the MSCI Emerging Markets Index as an "Underlying Index" and collectively, as the "Underlying Indices." For additional information about each Component Underlying, see the information set forth under "The Russell 3000® Index," "The iShares® MSCI EAFE Index Fund" and "The iShares® MSCI Emerging Markets Index Fund" in the accompanying underlying supplement no. 1-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 27-I. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as "open transactions." Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated either as subject (in whole or in part) to the "constructive ownership transaction" rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), as discussed in the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 27-I, or as "contingent payment debt instruments."

A "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Component Funds (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. Holder in respect of a note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. Holder (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of the sale, exchange, settlement or maturity of the note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, settlement or maturity of the note).

Although the matter is not clear, there exists a risk that an investment in the notes will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. Holder in respect of a note will be recharacterized as ordinary income. Accordingly, U.S. Holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Subject to certain assumptions and representations received from us, the discussion in this section entitled "Capital Gains Tax Treatment," when read in combination with the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Components, the Component Underlyings or any of the equity securities included in the Component Underlyings. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 27-I dated August 1, 2012 and the accompanying underlying supplement no. 1-I dated November 14, 2011.

- **RESTATEMENT AND NON-RELIANCE OF OUR PREVIOUSLY FILED INTERIM FINANCIAL STATEMENT FOR THE FIRST QUARTER OF 2012**—
  On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon. As a result, we will be filing an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. *When making an investment decision to purchase the notes, you should not rely on our interim financial statements for the first quarter of 2012 until we file an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.* See "Recent Developments" in this amended and restated term sheet and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of your principal. The return on the notes at maturity is linked to the performance of the Component Underlyings and will depend on whether, and the extent to which, the Underlying Return of each Component Underlying is positive or negative. Your investment will be exposed to loss on a leveraged basis if the Ending Underlying Level for any Component Underlying is less than the Starting Underlying Level for such Component Underlying by more than 10%.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

  In particular, on June 21, 2012, Moody's Investors Services downgraded our long-term senior debt rating to "A2" from "Aa3" as part of its review of 15 banks and securities firms with global capital markets operations. Moody's also maintained its "negative" outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to "A+" from "AA-" and placed us on negative rating watch for a possible further downgrade, and Standard & Poor's Ratings Services changed its outlook on us to "negative" from "stable," indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the notes. See "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2011.

  In addition, on July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012. The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office. We also reported, on July 13, 2012, management's determination that a material weakness existed in our internal control over financial reporting at March 31, 2012.

  The reported trading losses have led to heightened regulatory scrutiny and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us, and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Recent Developments" in this amended and restated term sheet and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 for further discussion.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

  In addition, we are currently one of the companies that make up the Russell 3000® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Russell 3000® Index and the notes. It is possible that these hedging activities or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.

- **THE COMPONENT RETURN FOR EACH BASKET COMPONENT IS LIMITED TO THE APPLICABLE MAXIMUM RETURN** — If the Ending Underlying Level of a Component Underlying is greater than its Starting Underlying Level, the Component Return for the Basket Component linked to such Component Underlying will not exceed a predetermined percentage, regardless of the appreciation in the Component Underlying, which may be significant. We refer to this percentage for each Basket Component as a Maximum Return, which will be set on the pricing date and will not be less than 14.75%, 22.10% and 20.35% for the Russell 3000® Index, the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund, respectively. Assuming the Maximum Return for each Basket Component is equal to the applicable percentage set forth in the immediately preceding sentence, the actual maximum payment at maturity will not exceed $1,161.33 for each $1,000 principal amount note.

- **CHANGES IN THE VALUES OF THE COMPONENT UNDERLYINGS MAY OFFSET EACH OTHER** — Price movements in the Component Underlyings may not correlate with each other. At a time when the value of one or more of the Component Underlyings increases, the value of the other Component Underlyings may not increase as much or may even decline. Therefore, in calculating the Basket Return, increases in the value of one or more of the Component Underlyings may be moderated, or more than offset, by lesser increases or declines in the value(s) of the other Component Underlying or Component Underlyings. For example, assuming the Maximum Return for each Basket Component is equal to the applicable percentage set forth on the front cover of this amended and restated term sheet, the negative, weighted Component Return resulting from a 15% decline in the Russell 3000® Index would more than offset the positive, weighted Component Returns resulting from any and all appreciation in both the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund, which may be significant.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this amended and restated term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Component Underlyings would have.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Because the prices of the equity securities held by the Component Funds, which together comprise 20% of the Basket, are converted into U.S. dollars for the purposes of calculating the net asset value of such Component Funds, holders of the notes will be exposed to currency exchange rate risk with respect to each of the countries represented in the Component Funds. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by the Component Funds. If, taking into account such weighting, the U.S. dollar strengthens against the respective component currencies, the value of the applicable Component Funds, and consequently, the Basket Return, will be adversely affected and the payment at maturity may be reduced.

- **THERE ARE RISKS ASSOCIATED WITH THE COMPONENT FUNDS** — Although shares of the Component Funds are listed for trading on NYSE Arca, Inc. ("NYSE Arca") and a number of similar products have been traded on NYSE Arca and other national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Component Funds or that there will be liquidity in the trading market. Any such action or lack of liquidity in the trading market could adversely affect the market price of the shares of either or both of the Component Funds, and consequently, the Basket Return and the value of the notes.

- **DIFFERENCES BETWEEN THE COMPONENT FUNDS AND THEIR RESPECTIVE UNDERLYING INDICES** — The Component Funds do not fully replicate their respective Underlying Indices, and their performance will reflect additional transaction costs and fees that are not included in the calculation of the respective Underlying Indices, all of which may lead to a lack of correlation between the Component Funds and their respective Underlying Indices. Accordingly, the performance of the Component Funds may not correlate with the performance of their respective Underlying Indices.

- **NON-U.S. SECURITIES RISK** — The equity securities underlying the Component Funds have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

- **EMERGING MARKETS RISK** — The foreign equity securities held by the iShares® MSCI Emerging Markets Index Fund have been issued by non-U.S. companies located in emerging markets countries. The economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Any of the foregoing could adversely affect the market value of shares of the iShares® MSCI Emerging Markets Index Fund and the notes.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **THE ANTI-DILUTION PROTECTION FOR THE COMPONENT FUNDS IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor for a Component Fund for certain events affecting the shares of such Component Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of each Component Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level or closing price per share of the Component Underlyings on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the actual and expected volatility of the Component Underlyings;

- the time to maturity of the notes;
- the dividend rate on the equity securities held by the Component Underlyings;
- interest and yield rates in the market generally as well as in each of the markets of the equity securities held by the Component Underlyings;
- a variety of economic, financial, political, regulatory and judicial events that affect the equity securities held by the Component Underlyings or the stock markets generally;
- the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the Component Funds are denominated and the correlation between those rates and the prices of shares of the Component Funds;
- the occurrence of certain events affecting the Component Funds that may or may not require an adjustment to the Share Adjustment Factor; and
- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Underlying Return for Each Component Underlying and the Corresponding Component Return for Each Basket Component Assuming a Range of Performance for Each Component Underlying?

The following table illustrates the hypothetical Underlying Return for each Component Underlying and the corresponding Component Return for each Basket Component. The hypothetical Underlying Returns and Component Returns set forth below assume a Starting Underlying Level of 800, $50 and $40 for the Russell 3000® Index, the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund, respectively, and a Maximum Return of 14.75%, 22.10% and 20.35% for the Basket Components linked to the Russell 3000® Index, the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund, respectively. The actual Maximum Total Returns will be set on the pricing date and will be at least 14.75% for the Russell 3000® Index, at least 22.10% for the iShares® MSCI EAFE Index Fund and at least 20.35% for the iShares® MSCI Emerging Markets Index Fund.

The hypothetical Underlying Returns and Component Returns set forth below are for illustrative purposes only and may not be the actual Underlying Returns and Component Returns applicable to a purchaser of the notes. The numbers appearing in the following table have been rounded for ease of analysis.

Russell 3000® Index			iShares® MSCI EAFE Index Fund			iShares® MSCI Emerging Markets Index Fund		
Ending Underlying Level	Underlying Return	Component Return	Ending Underlying Level	Underlying Return	Component Return	Ending Underlying Level	Underlying Return	Component Return
1440.00	80.000%	14.75%	$90.00	80.000%	22.10%	$72.00	80.000%	20.35%
1320.00	65.000%	14.75%	$82.50	65.000%	22.10%	$66.00	65.000%	20.35%
1200.00	50.000%	14.75%	$75.00	50.000%	22.10%	$60.00	50.000%	20.35%
1120.00	40.000%	14.75%	$70.00	40.000%	22.10%	$56.00	40.000%	20.35%
1040.00	30.000%	14.75%	$65.00	30.000%	22.10%	$52.00	30.000%	20.35%
960.00	20.000%	14.75%	$60.00	20.000%	22.10%	$48.00	20.000%	20.35%
920.00	15.000%	14.75%	$57.50	15.000%	22.10%	$46.00	15.000%	20.35%
878.66	9.833%	14.75%	$57.37	14.733%	22.10%	$45.43	13.567%	20.35%
840.00	5.000%	7.5000%	$52.50	5.000%	7.5000%	$42.00	5.000%	7.5000%
820.00	2.500%	3.7500%	$51.25	2.500%	3.7500%	$41.00	2.500%	3.7500%
808.00	1.000%	1.5000%	$50.50	1.000%	1.5000%	$40.40	1.000%	1.5000%
800.00	**0.000%**	**0.0000%**	**$50.00**	**0.000%**	**0.0000%**	**$40.00**	**0.000%**	**0.0000%**
760.00	-5.000%	**0.0000%**	$47.50	-5.000%	**0.0000%**	$38.00	-5.000%	**0.0000%**
720.00	-10.000%	**0.0000%**	$45.00	-10.000%	**0.0000%**	$36.00	-10.000%	**0.0000%**
640.00	-20.000%	-11.1111%	$40.00	-20.000%	-11.1111%	$32.00	-20.000%	-11.1111%
560.00	-30.000%	-22.2222%	$35.00	-30.000%	-22.2222%	$28.00	-30.000%	-22.2222%
480.00	-40.000%	-33.3333%	$30.00	-40.000%	-33.3333%	$24.00	-40.000%	-33.3333%
400.00	-50.000%	-44.4444%	$25.00	-50.000%	-44.4444%	$20.00	-50.000%	-44.4444%
320.00	-60.000%	-55.5556%	$20.00	-60.000%	-55.5556%	$16.00	-60.000%	-55.5556%
240.00	-70.000%	-66.6667%	$15.00	-70.000%	-66.6667%	$12.00	-70.000%	-66.6667%
160.00	-80.000%	-77.7778%	$10.00	-80.000%	-77.7778%	$8.00	-80.000%	-77.7778%
80.00	-90.000%	-88.8889%	$5.00	-90.000%	-88.8889%	$4.00	-90.000%	-88.8889%
0.00	-100.000%	-100.0000%	$0.00	-100.000%	-100.0000%	$0.00	-100.000%	-100.0000%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity is calculated under various hypothetical circumstances. You should review the following examples in conjunction with the hypothetical table set forth above, including the underlying assumptions described above. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The level of the Russell 3000® Index increases from a Starting Underlying Level of 800 to an Ending Underlying Level of 840, the price of the iShares® MSCI EAFE Index Fund increases from a Starting Underlying Level of $50 to an Ending Underlying Level of $51.25, and the price of the iShares® MSCI Emerging Markets Index Fund increases from a Starting Underlying Level of $40 to an Ending Underlying Level of $40.40. Because the Ending Underlying Level of each Component Underlying is greater than its Starting Underlying Level, and each of the Underlying Returns of 5% for the Russell 3000® Index, 2.50% for the iShares® MSCI EAFE Index Fund and 1% for the iShares® MSCI Emerging Markets Index Fund, each multiplied by 1.5, does not exceed the applicable hypothetical Maximum Return of 14.75%, 22.10% and 20.35%, respectively, the Basket Return is calculated as follows:

$$[(5\% \times 1.5) \times 80\%] + [(2.50\% \times 1.5) \times 15\%] + [(1\% \times 1.5) \times 5\%] = 6.6375\%$$

Accordingly, the investor receives a payment at maturity of $1,066.38 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 6.6375\%) = \$1,066.38$$

Example 2: The level of the Russell 3000® Index increases from a Starting Underlying Level of 800 to an Ending Underlying Level of 960, the price of the iShares® MSCI EAFE Index Fund increases from a Starting Underlying Level of $50 to an Ending Underlying Level of $65, and the price of the iShares® MSCI Emerging Markets Index Fund increases from a Starting Underlying Level of $40 to an Ending Underlying Level of $56. Because the Ending Underlying Level of each Component Underlying is greater than its Starting Underlying Level, and each of the Underlying Returns of 20.00% for the Russell 3000® Index, 30.00% for the iShares® MSCI EAFE Index Fund and

Notes Linked to a Weighted Basket of Three Buffered Return Enhanced Components, Consisting of the Russell 3000® Index, the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund

40.00% for the iShares® MSCI Emerging Markets Index Fund, each multiplied by 1.5, exceeds the applicable hypothetical Maximum Return of 14.75%, 22.10% and 20.35%, respectively, the Basket Return is calculated as follows:

$$(14.75\% \times 80\%) + (22.10\% \times 15\%) + (20.35\% \times 5\%) = 16.13\%$$

Accordingly, the investor receives a payment at maturity of $1,161.33 per $1,000 principal amount note, which reflects the hypothetical maximum payment at maturity, calculated as follows:

$$\$1,000 + (\$1,000 \times 16.13\%) = \$1,161.33$$

Example 3: The level of the Russell 3000® Index increases from a Starting Underlying Level of 800 to an Ending Underlying Level of 960, the price of the iShares® MSCI EAFE Index Fund increases from a Starting Underlying Level of $50 to an Ending Underlying Level of $51.25, and the price of the iShares® MSCI Emerging Markets Index Fund increases from a Starting Underlying Level of $40 to an Ending Underlying Level of $40.40. Because the Ending Underlying Level of each Component Underlying is greater than its Starting Underlying Level, and the Underlying Return of 20.00% for the Russell 3000® Index multiplied by 1.5 exceeds the applicable hypothetical Maximum Return of 14.75%, while each of the Underlying Returns of 2.50% for the iShares® MSCI EAFE Index Fund and 1% for the iShares® MSCI Emerging Markets Index Fund, each multiplied by 1.5, does not exceed the applicable hypothetical Maximum Return of 22.10% and 20.35%, respectively, the Basket Return is calculated as follows:

$$(14.75\% \times 80\%) + [(2.50\% \times 1.5) \times 15\%] + [(1\% \times 1.5) \times 5\%] = 12.4375\%$$

Accordingly, the investor receives a payment at maturity of $1,124.38 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 12.4375\%) = \$1,124.38$$

Example 4: The level of the Russell 3000® Index decreases from a Starting Underlying Level of 800 to an Ending Underlying Level of 720, the price of the iShares® MSCI EAFE Index Fund decreases from a Starting Underlying Level of $50 to an Ending Underlying Level of $45, and the price of the iShares® MSCI Emerging Markets Index Fund decreases from a Starting Underlying Level of $40 to an Ending Underlying Level of $36. Because the Ending Underlying Level of each Component Underlying is less than its Starting Underlying Level by not more than 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 5: The level of the Russell 3000® Index decreases from a Starting Underlying Level of 800 to an Ending Underlying Level of 560, the price of the iShares® MSCI EAFE Index Fund decreases from a Starting Underlying Level of $50 to an Ending Underlying Level of $40, and the price of the iShares® MSCI Emerging Markets Index Fund decreases from a Starting Underlying Level of $40 to an Ending Underlying Level of $24. Because the Ending Underlying Level of each Component Underlying is less than its Starting Underlying Level by more than 10%, the Basket Return is calculated as follows:

$$\{[(-30\% + 10\%) \times 1.1111] \times 80\%\} + \{[(-20\% + 10\%) \times 1.1111] \times 15\%\} + \{[(-40\% + 10\%) \times 1.1111] \times 5\%\} = -21.1109\%$$

Accordingly, the investor receives a payment at maturity of $788.89 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -21.1109\%) = \$788.89$$

Example 6: The level of the Russell 3000® Index decreases from a Starting Underlying Level of 800 to an Ending Underlying Level of 560, the price of the iShares® MSCI EAFE Index Fund decreases from a Starting Underlying Level of $50 to an Ending Underlying Level of $45, and the price of the iShares® MSCI Emerging Markets Index Fund decreases from a Starting Underlying Level of $40 to an Ending Underlying Level of $24. Because the Ending Underlying Level of the iShares® MSCI EAFE Index Fund is less than its Starting Underlying Level by not more than 10% and the Ending Underlying Level of each of the other Component Underlyings is less than its Starting Underlying Level by more than 10%, the Basket Return is calculated as follows:

$$\{[(-30\% + 10\%) \times 1.1111] \times 80\%\} + 0\% + \{[(-40\% + 10\%) \times 1.1111] \times 5\%\} = -19.4443\%$$

Accordingly, the investor receives a payment at maturity of $805.56 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -19.4443\%) = \$805.56$$

Example 7: The level of the Russell 3000® Index increases from a Starting Underlying Level of 800 to an Ending Underlying Level of 840, the price of the iShares® MSCI EAFE Index Fund decreases from a Starting Underlying Level of $50 to an Ending Underlying Level of $40, and the price of the iShares® MSCI Emerging Markets Index Fund decreases from a Starting Underlying Level of $40 to an Ending Underlying Level of $24. Because the Ending Underlying Level of the Russell 3000® Index is greater than its Starting Underlying Level, and the Underlying Return of 5% multiplied by 1.5 does not exceed the applicable hypothetical Maximum Return of 14.75%, and the Ending Underlying Level of each of the other Component Underlyings is less than its Starting Underlying Level by more than 10%, the Basket Return is calculated as follows:

$$[(5\% \times 1.5) \times 80\%] + \{[(-20\% + 10\%) \times 1.1111] \times 15\%\} + \{[(-40\% + 10\%) \times 1.1111] \times 5\%\} = 2.6667\%$$

Accordingly, the investor receives a payment at maturity of $1,026.67 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 2.6667\%) = \$1,026.67$$

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If the fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Historical Information

The following graphs show the historical weekly performance of the Russell 3000® Index, the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund from January 5, 2007 through July 27, 2012. The graph of the historical Basket performance assumes a Basket level on January 5, 2007 of 100 and the Component Weightings specified on the cover of this amended and restated term sheet on that date. The Index closing level of the Russell 3000® Index on August 2, 2012 was 801.23. The closing price of one share of the iShares® MSCI EAFE Index Fund on August 2, 2012 was $49.31. The closing price of one share of the iShares® MSCI Emerging Markets Index Fund on August 2, 2012 was $38.73.

We obtained the various closing levels and prices of the Component Underlyings below from Bloomberg Financial Markets, without independent verification. The historical levels and prices of each Component Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level or price per share of any Component Underlying on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Component Underlyings will result in the return of your initial investment.







